Exhibit 10.2

ViewRay Incorporated

Two Thermo Fisher Way

Village of Oakwood, Ohio 44146

May 31, 2016

Mr. Ajay Bansal

[Address Redacted]

Dear Ajay:

We are pleased to extend you this offer to serve as Chief Financial Officer of ViewRay, Inc. (the “Company”), reporting to the Chief Executive Officer.  This offer will expire if not accepted by June 1, 2016 at 5:00p.m., Eastern Standard Time.  This offer may be accepted by countersigning where indicated at the end of this letter.  Your employment with the Company shall be effective as of June 6, 2016 or such other date as may be mutually agreed between you and the Company (the “Start Date”).

1.Duties and Extent of Service

As Chief Financial Officer of the Company, you will have responsibility for performing those duties as are customary for, and are consistent with, such position, as well as those duties as the Company’s Chief Executive Officer may from time to time designate.  You will be based in the Company’s Mountain View, California office.  You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company.  Except for vacations and absences due to temporary illness, you will be expected to devote your full time and effort to the business and affairs of the Company and will not, during your employment by the Company, without the prior written approval of the board of directors of the Company (the “Board”), be employed by or otherwise engaged in any other business activity requiring any of your time.

2.Compensation; Sign-on Bonus

In consideration of your employment with the Company, the Company will pay you a base salary, payable in periodic installments in accordance with the Company’s standard payroll practices, which annualizes to $330,000.

As additional consideration for the your agreement to accept employment with the Company, and contingent upon: (i) the execution and delivery of the Employee Confidentiality, Inventions and Non-Interference Agreement by you, and (ii) commencing your employment as Chief Financial Officer under this letter agreement on the Start Date, the Company will pay to you a signing bonus in an amount equal to $75,000 (the “Signing Bonus”). The Signing Bonus will be paid 1/3 on the six month anniversary of the Start Date, 1/3 on the 9 month anniversary of the Start Date, and 1/3 on the 12 month anniversary of the Start Date, subject to your continued service through the applicable payment date. You will forfeit any remaining unpaid amount of your Signing Bonus if you voluntarily terminate your employment with the Company prior the applicable payment date(s).

You will be eligible for an annual bonus of up to 45% of your annual base salary which will be based upon the achievement of certain milestones recommended by the Compensation Committee of the Board (the “Compensation Committee”) and approved by the Board; provided, that, any bonus for 2016 will be prorated, based on the number of days that you are employed by the Company during 2016; and, provided, further, that such bonus shall not reflect the achievement by the Company of any milestones prior to the Start Date.

In your initial year of employment, you will accrue paid vacation at the rate of twenty days per full year of employment, provided, that once you accrue twenty days of paid vacation, you will cease accruing additional paid vacation until your paid vacation balance is reduced below twenty days.  The number of days of vacation which can be accrued per full year of employment shall be subject to the Company’s vacation and benefits policies. You will be entitled to participate in such other employee benefit plans and fringe benefits as may be offered or made available by the Company from time to time to its employees.  The Board reserves the right from time to time to change the Company’s employee benefit plans and fringe benefits.  Your participation in such employee benefit plans and fringe benefits, and the amount and nature of the benefits to which you shall be entitled thereunder or in connection therewith, shall be subject to the terms and conditions of such employee benefit plans and fringe benefits.

3.Stock Options

(a)       As soon as reasonably practicable after your Start Date and subject to the separate approvals of the Board and Compensation Committee, you will be granted an option (the “Option”) to purchase up to 550,000 shares (the “Option Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which Option shall be evidenced by an option agreement between you and the Company (the “Option Agreement”).  The Option will be subject to the terms of the Company’s 2015 Stock Incentive Plan, as amended, and the Option Agreement.  The Option will be exercisable at a price per share equal to the closing trading price per share of the Company’s Common Stock on the date of grant. The Option will be subject to the following vesting schedule: 137,500 Option Shares shall vest and become exercisable on the one-year anniversary of the Start Date, with 1/36th of the remaining Option Shares vesting and becoming exercisable monthly thereafter on the monthly anniversary of the Start Date such that the Option is fully vested and exercisable as of the fourth anniversary of the Start Date, in each case, subject to your continued service to the Company through the applicable vesting date.

(b)       The Option Agreement shall provide that, in the event that (i) a Change of Control (defined below) occurs during your employment hereunder and (ii) your employment with the Company is terminated by the Company (or its successor) without Cause or you resign for Good Reason (as defined below) at any time during the twelve-month period following such Change of Control, then (x) without further action by the Company (or its successor) or the Company’s Board, all unvested Option Shares shall accelerate and become vested and exercisable as of the date of such termination, and (y) you shall be entitled to receive the Severance subject to, and in accordance with Section 11 of this letter agreement.  As used herein, “Change of Control” means (i) a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole or (ii) a merger, consolidation or other similar business combination involving the Company, if, upon completion of such transaction the beneficial owners of voting equity securities of the Company immediately prior to the transaction beneficially own less than fifty percent of the successor entity’s voting equity securities; provided, that “Change of Control” shall not include a transaction where the consideration received or retained by the holders of the then outstanding capital stock of the Company does not consist primarily of (i) cash or cash equivalent consideration, (ii) securities which are registered under the Securities Act of 1933, as amended (the “Securities Act”), or any successor statute and/or (iii) securities for which the Company or any other issuer thereof has agreed, including pursuant to a demand, to file a registration statement within ninety days of completion of the transaction for resale to the public pursuant to the Securities Act.

(c)       In addition, should the Company issue shares of its common stock in connection with an Equity Financing Transaction that closes on or prior to December 31, 2016, you will be granted an additional option (the “Additional Option”) to purchase up to an amount of the Company’s common stock equal to 1% (one percent) of the number of shares of Common Stock issued by the Company in such Equity Financing Transaction. Such Additional Option shall be evidenced by an Option Agreement and will be subject to the terms of the Company’s 2015 Stock Incentive Plan, as amended.  The Additional Option will be exercisable at a price per share equal to the closing trading price per share of the Company’s Common Stock on the date of grant. The Option will be subject to the following vesting schedule: 25% of the shares subject to the Additional Option shall vest and become exercisable on the one-year anniversary of date of grant, with 1/36th of the remaining shares subject to the Additional Option vesting and becoming exercisable monthly on each monthly anniversary thereafter, in each case, subject to your continued service to the Company through the applicable vesting date. For purposes hereof, “Equity Financing Transaction” shall mean a transaction effected by the Company primarily for the purpose of financing the Company with cash whereby the Company issues shares of its common stock (as determined by the Company without regard to whether such transaction is effectuated by a merger, financing or otherwise).

4.Reimbursement

During your employment with the Company, the Company will reimburse you (or, in the Company’s sole discretion, will pay directly), upon presentation of vouchers and other supporting documentation as the Company may reasonably require, for reasonable out-of-pocket expenses incurred by you relating to the business or affairs of the Company or the performance of your duties hereunder, including, without limitation, reasonable expenses with respect to travel, lodging and similar items, provided that the incurring of such expenses shall have been approved in accordance with the Company’s regular reimbursement procedures and practices in effect from time to time. The Company’s regular reimbursement procedures and practices and the reasonableness of future travel, lodging and similar items shall be subject to the periodic review and amendment by the Board.

5.Immigration Status; Background Checks

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States.  Such documentation must be provided to us within three business days of your date of hire, or our employment relationship with you may be terminated.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees.  Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

6.Nondisclosure and Developments

Regardless of the reason your employment with the Company terminates, you will continue to comply with the Employee Confidentiality, Inventions and Non-Interference Agreement, dated as of the date hereof, between you and the Company (the “Employee Confidentiality Inventions and Non-Interference Agreement”).

7.No Conflicting Obligation

You hereby represent and warrant that the execution and delivery of this letter agreement, the performance by you of any or all of the terms of this letter agreement and the performance by you of your duties as an employee of the Company do not and will not breach or contravene (i) any agreement or contract (including, without limitation, any employment or consulting agreement, any agreement not to compete or any confidentiality or nondisclosure agreement) to which you are or may become a party, or (ii) any obligation you may otherwise have under applicable law to any former employer or to any person to whom you have provided, provide or will provide consulting services.

8.Non-Disparagement

During your employment with the Company and thereafter, you agree that you will not knowingly disparage, criticize, or otherwise make any derogatory statements regarding the Company or its past, present or future directors, officers, employees or products.

9.No Cooperation

During your employment with the Company and thereafter, you agree that you will not act in any manner that might damage the business of the Company.  You agree that you will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges or complaints by any third party against the Company and/or any officer, director, employee, agent, representative, stockholder or attorney of the Company, unless under a subpoena or other court order to do so.

10.At-Will

You acknowledge that the employment relationship between the Company and you is at-will, meaning that the employment relationship may be terminated, at any time, by the Company or you for any reason or for no reason, with or without notice.  However, you agree to make reasonable efforts to provide the Company at least thirty (30) days’ written notice prior to termination of the employment relationship.

11.Severance

(a)

If your employment with the Company is terminated for any or no reason, then the Company will pay you all accrued but unpaid wages and paid vacation, based on your then current base salary, and any other amounts required by applicable law through the termination date.

(b)

If your employment with the Company is terminated by the Company without Cause (as defined below) or you resign for Good Reason (defined below), then, subject to your delivery to the Company of a release of claims against the Company and its affiliates in a form acceptable to the Company that becomes effective and irrevocable within sixty (60) days following your termination of employment, the Company shall pay you equal monthly installments of the Severance Amount (defined below), in accordance with the Company’s standard payroll practices, with the first such installment to be paid on the payroll date following the date the release is effective and irrevocable (“Severance”).  The “Severance Amount” means an amount, in cash, equal to (i) six months of your annualized base salary plus (ii) one-half of the amount of the annual bonus that you received from the Company in the year preceding the termination date, if any.  No Severance will be paid or provided unless the release of claims becomes effective and irrevocable within sixty (60) days following your termination of employment.  The receipt of any Severance will also be subject to you not violating the provisions set forth above under the headings Non-Disparagement and No Cooperation.  In the event that you breach any of those provisions, all continuing payments to which you may otherwise be entitled will immediately cease.

(c)

As used herein, “Cause” means (i) your willful failure to perform your material duties as Chief Financial Officer, other than a failure resulting from your complete or partial incapacity due to long-term physical or mental illness or impairment, (ii) your willful act that constitutes gross misconduct and that is injurious to the Company, (iii) your willful breach of a provision of this letter agreement, (iv) your material and willful violation of a federal or state law or regulation applicable to the business of the Company, or (v) your conviction or plea of guilty or no contest to a felony.

(d)

As used herein, “Good Reason” means the occurrence of one or more of the following conditions, without your consent and without remedy by the Company as described herein: (i) a material reduction in your compensation, including but not limited to your level of base salary and annual bonus opportunity, other than reductions approved by the Board that are applicable to all employees of the Company, (ii) a material, non-voluntary, reduction of your authority, duties, or responsibilities or a material, adverse change in your reporting structure or (iii) a material reduction in the kind or level of your benefits to which you were entitled immediately prior to such reduction, other than reductions approved by the Board that are applicable to all employees of the Company.  Notwithstanding the forgoing, in no event will you have Good Reason to resign unless (i) you provide written notice to the Company of the event or condition giving rise to Good Reason within ninety (90) days of its initial occurrence, (ii) the Company fails to remedy the event or condition giving rise to Good Reason within thirty (30) days after receiving your written notice and (iii) your resignation is effective within thirty (30) days after the expiration of the Company’s period to remedy under subclause (ii).

12.Code Section 280G

(a)

In the event it shall be determined that any payment or distribution to you or for your benefit which is in the nature of compensation and is contingent on a change in the ownership or effective control of the Company or the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2) of the Code), whether paid or payable pursuant to this letter agreement or otherwise (a “Payment”), would constitute a “parachute payment” under Section 280G(b)(2) of the Code and would be subject to the excise tax imposed by Section 4999 of the Code (together with any interest or penalties imposed with respect to such excise tax, the

“Excise Tax”), then the Payments shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by you shall exceed the net after-tax benefit received by you if no such reduction was made. The specific Payments that shall be reduced and the order of such reduction shall be determined so as to achieve the most favorable economic benefit to you, and to the extent economically equivalent, the Payments shall be reduced pro rata, all as determined by the Company in its sole discretion. For purposes of this section, “net after-tax benefit” shall mean (i) the Payments which you receive or are then entitled to receive from the Company that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income taxes payable with respect to the Payments calculated at the maximum marginal income tax rate for each year in which the Payments shall be paid to you (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of Excise Taxes imposed with respect to the Payments.

(b)

All determinations required to be made under this Section 12 shall be made by such nationally recognized accounting firm as may be selected by the Audit Committee of the Board as constituted immediately prior to the change in control transaction (the “Accounting Firm”), provided, that the Accounting Firm’s determination shall be made based upon “substantial authority” within the meaning of Section 6662 of the Code.  The Accounting Firm shall provide its determination, together with detailed supporting calculations and documentation, to you and the Company within 15 business days following the date of termination of your employment, if applicable, or such other time as requested by you (provided, that you reasonably believe that any of the Payments may be subject to the Excise Tax) or the Company.  All reasonable fees and expenses of the Accounting Firm in reaching such a determination shall be borne solely by the Company.

13.Section 409A of the Code.

To the extent that any payments or benefits under this letter agreement are deemed to be subject to Section 409A of the Code, this letter agreement will be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409A of the Code.

14.Governing Law; Arbitration

This letter agreement shall be governed by and construed in accordance with the substantive laws of California (without reference to principles of conflicts or choice of law that would cause the application of the internal laws of any other jurisdiction).

In consideration of the Company employing you and the wages and benefits provided under this letter agreement, you and the Company each agree that all claims arising out of or relating to your employment, including its termination, shall be resolved by arbitration.

The dispute will be arbitrated in accordance with the rules of the American Arbitration Association.  The Company agrees to pay the fees and expenses relating to arbitration, except those related to your legal fees and costs.  However, if either party prevails on a statutory claim which affords the prevailing party attorneys’ fees and costs, the arbitrator may award reasonable fees and costs to the prevailing party, under the standards for an award of fees and costs provided by law.  You and the Company agree to file any demand for arbitration within the time limit established by the applicable statute of limitations for the asserted claims or within one year of the conduct that forms the basis of the claim if no statutory limitation is applicable.  Failure to demand arbitration within the prescribed time period shall result in waiver of said claims.

These provisions regarding arbitration will cover all matters directly or indirectly related to your recruitment, employment or termination of employment by the Company, including, but not limited to claims involving laws against any form of discrimination whether brought under federal or state law, and claims involving present and former employees, officers and directors of the Company, but excluding workers’ compensation and unemployment insurance claims.  EACH PARTY TO THIS LETTER AGREEMENT UNDERSTANDS AND AGREES THAT IT IS WAIVING ITS RIGHTS TO BRING SUCH CLAIMS TO COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

15.Entire Agreement; Amendment; Severability

This letter agreement (together with the Employee Confidentiality, Inventions and Non-Interference Agreement and the equity awards agreements, including the Option Agreement and, if applicable, the Additional Option agreement) sets forth the sole and entire agreement and understanding between the Company and you with respect to the specific matters contemplated and addressed hereby and thereby.  No prior agreement, whether written or oral, shall be construed to change or affect the operation of this letter agreement in accordance with its terms, and any provision of any such prior agreement which conflicts with or contradicts any provision of this letter agreement is hereby revoked and superseded.  Any prior agreement, if any, you may have with the Company regarding your employment, whether written or oral, is hereby, and without any further action on your part or the Company’s, terminated, revoked and superseded by this letter agreement.  This letter agreement may be amended or terminated only by a written instrument executed both by you and the Company.  In the event that any provision of this letter agreement shall, in whole or in part, be determined to be invalid, unenforceable or void for any reason, such determination shall affect only the portion of such provision determined to be invalid and unenforceable or void and shall not affect in any way the remainder of such provision or any other provision of this letter agreement.

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We are excited to have you on board.  Please acknowledge your acceptance of this offer and the terms of this letter agreement by signing below and returning a copy to me no later than June 1, 2016 at 5p.m. (Eastern Standard Time), to indicate your acceptance of this offer of employment.  This offer expires June 1, 2016 at 5p.m. (Eastern Standard Time).

Sincerely,

VIEWRAY INCORPORATED

By: _/s/ Chris A. Raanes___________

Name: Chris A. Raanes

Title: Chief Executive Officer & President

I hereby acknowledge that I have had a full and adequate opportunity to read, understand and discuss the terms and conditions contained in this letter agreement prior to signing hereunder.

/s/ Ajay Bansal_________________

Ajay Bansal

Date: May 31, 2016

Please Complete the Following:

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